Filed by BOA Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Selina Hospitality PLC

Commission File No.: 001-40102

Date: August 1, 2022

On August 1, 2022, Selina Hospitality PLC (“Selina”), BOA Acquisition Corp.’s business combination target, issued a press release entitled “Selina Celebrates Sixteen New Openings and Signings Globally in Second Quarter.” The press release announces that Selina had opened eight new properties and signed eight new properties during the second quarter of 2022. A copy of the press release is set forth below.

SELINA CELEBRATES SIXTEEN NEW OPENINGS AND SIGNINGS GLOBALLY IN SECOND QUARTER

Opens 1,788 bed spaces within eight properties in Greece, Australia, Portugal, Panama, the United States, Morocco, and Israel

Signs 3,204 bed spaces, a 32.5% increase Y-o-Y, within eight new properties and two expansions across Australia, the United States, Greece, Mexico, Portugal, Panama, and Israel

NEW YORK (August 1, 2022) – Selina, the fast-growing lifestyle and experiential hospitality brand targeting Millennial and Gen Z travelers, announced today that it celebrated the opening of eight new properties in Greece, Australia, Portugal, Panama, the United States, Morocco and Israel during the second quarter of 2022. It also signed eight new properties, a 17% increase from Q1 2021, in Australia, USA, Greece, Mexico, Portugal, Panama and Israel, during the same period. These new properties advance the company’s mission to redefine the future of travel by creating destination experiences that strongly resonate with a large and underserved traveler cohort that spends approximately $350 billion per year on travel, according to Selina’s estimates.

Collectively, these new signings and property openings cap a highly productive quarter for Selina that included the launch of an enhanced app to bolster the guest experience and connection, as well as a partnership with TechnoArt to provide digital nomads with the guidance, support and resources to grow and scale their businesses. Moreover, the company announced the appointment of Eyal Amzallag as Chief Operations Officer and Lena Katz as Chief Technology Officer to further advance its efforts to build a highly experienced executive team that brings diverse perspectives from relevant industries. With these openings and signings, Selina expands its portfolio to 163 open or secured properties across 25 countries and six continents. Selina also continues to enhance its operating platform as the company progresses toward profitability.

Rafael Museri, Selina’s Co-Founder and Chief Executive Officer, said, “We are excited to continue Selina’s expansion across six continents, enabling us to further immerse our brand’s programming, events, recreation, restaurants and nightlife into the fabric of local communities with destinations that are authentic and relevant to locals and travelers alike. In doing so, we are able to create value for local real estate owners, jobs for local residents and dynamic, engaging travel experiences for our loyal network of adventure seekers, remote workers, and digital nomads. The breadth of our portfolio and customer base together with the improvements we’re making to our platform help to drive revenue during high and low travel seasons and give us confidence that we will continue to be able to scale responsibly and in a sustainable manner over the coming years.”

The eight newly-opened properties include:

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Selina Paros, Greece: The picture-perfect Selina Paros is nestled on the world-renowned kitesurfing destination, Pounda Bay, opposite the tranquil island of Antiparos and just a short ride from the airport and the main port at Parikia. Just a 20-minute flight or a 2.5-hour ferry ride from Athens, this cultural Greek gem is made up of traditional white buildings, crystal blue waters and vibrant nightlife. Onsite features include kitesurfing, snorkeling, and stand-up paddleboarding activities, an outdoor pool with a sea-view cocktail bar, a rooftop restaurant, a wellness studio, a yoga deck, a curated calendar of music events, and a comfortable coworking space.

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Selina Brisbane, Australia: Whether guests want to head to Kangaroo Point for breathtaking views and an adrenaline-inducing abseiling session, go kayaking along the river, explore Moreton Island, or catch rays and people watch on Streets beach, Selina Brisbane puts them at the center of the action. Located within walking distance of Roma Street Station and Suncorp Stadium, Selina Brisbane offers a full range of freshly renovated ensuite rooms. Visitors can choose stunning private accommodations or bunk up in one of the property’s state-of-the-art community rooms. On-site features include a restaurant and bar, an outdoor cinema terrace, complimentary WiFi, a coworking space, a library nook, and a fully equipped shared kitchen complete with two ovens plus all the tools needed to create meals that taste just like home.

•

Selina Evora, Portugal: Located near Porta de Alconchel’s medieval walls, guests can immerse themselves in fascinating history and rich culture at Selina Evora. Just 10 minutes from the UNESCO World Heritage Site and city center, visitors can spend their days wandering through the narrow streets lined with white houses and explore the inspiring cathedral and cloisters, the Giraldo square, and the grand columns of Templo Romano, as well as sample local delicacies, taste traditional Alentejan cuisine, or venture out to rustic wineries and sip on Portuguese blends while taking in breathtaking views. On-site features include a pool and bar, a restaurant, a cafe, a wellness and fitness center, and a coworking space.

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Selina Boquete, Panama, Panama: Escape to Panama’s western mountains and disconnect in nature at Selina Boquete. Located in the heart of Panama’s coffee region in the shadow of the Barú Volcano, Selina Boquete is situated on the town’s main street and close to some of the best coffee shops and restaurants in the area. With a cool climate perfect for exploring nature, guests can choose from a variety of outdoor activities, including hiking, climbing, rafting, hot springs, and coffee farm tours, or unwind at Selina, by the peaceful river that runs through the hotel. With this location, Selina is demonstrating its continued commitment to the country and community where it got its start. On-site facilities include a beautiful wellness area, the only coworking space in town, a restaurant, a garden, a shared kitchen and a grab-and-go.

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Selina Washington, D.C., USA: Selina Union Market houses 106 rooms of mixed accommodations, including suites, standard rooms, micro bedrooms and shared-style accommodations. Each space allows guests to personalize their stay based on privacy preference, comfort, and budget – a unique lodging experience the average hotel does not offer. The property also includes multiple open-floor coworking spaces and private meeting rooms, an all-day restaurant, four rentable artist studios, a cinema room, a common kitchen, an onsite wellness studio, a downstairs cellar for dancing, and an expansive rooftop with stunning city views and amazing cocktails.

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Selina Agafay, Morocco: Tucked away in the heart of the Atlas Mountains just 30-kilometers south of Marrakech, Selina Nomad Camp Agafay offers a desert oasis of peace and tranquility. Guests can embrace stillness on a trek through the mountains, visit local Berber villages or enjoy a hot air balloon or camel ride. Adrenaline seekers can race across the dunes on a quad bike or buggy to appreciate the desert’s natural beauty. Selina’s rustic glamping accommodations allow visitors to sleep under the stars and connect with nature, with several tents boasting a private pool. Other on-site features include a restaurant and bar, two swimming pools, a coworking space, a shared kitchen, massage tents and a yoga tent.

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Selina Desert Garden, Israel: An adventure in nature like no other, Selina Desert Garden Ramon offers guests a unique accommodation experience inside the Ramon crater – the largest erosion crater in Israel. With 20 glamping tents scattered throughout the property and a large Bedouin tent, guests can enjoy a serene escape in nature away from the hustle of everyday life. On-site features include outdoor lounge areas, a coffee house, a pizza bar, small pools, a tour desk and a dedicated wellness space. Guests can enjoy a delicious dinner at the restaurant on the weekends, or contact the hotel to book in advance and treat themselves to a midweek meal.

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Selina Metula, Israel: Wander off the beaten track to the remote town of Metula, Selina’s destination in the northernmost point of Israel. Set amongst the sweeping landscapes of Mount Hermon, Israel’s only ski site, Mantur Metula sits on bustling Harishonim Street at the heart of this red-roofed town, framed by fruit trees and a peaceful stream. With historical sites, local cuisine, mesmerizing waterfalls and an orchard right on Selina Metula’s doorstep, visitors don’t need to go far to find adventure. On-site facilities include a restaurant and bar, a pool, a cinema room, and a spa and wellness space, as well as the only coworking space in town.

About Selina

Selina is one of the world’s largest lifestyle and experiential hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Founded in 2014, each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations around the world – from urban cities to remote beaches and jungles. Selina’s portfolio includes over 163 open or secured properties across 25 countries and 6 continents. On December 2, 2021, Selina entered into a definitive merger agreement with BOA Acquisition Corp. (NYSE: BOAS), the closing of which, which is subject to customary conditions, will result in Selina becoming a publicly listed company. For further information on Selina, visit www.selina.com or check out @selina on Instagram, Twitter or Facebook. To explore Selina real estate partnership opportunities, please contact partnerships@selina.com.

About BOA Acquisition Corp.

BOA Acquisition Corp. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While BOA may pursue an initial business combination target in any business or industry, it intends to focus its search on businesses that provide technological solutions and innovation to the broader real estate industry.

Additional Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed business combination between BOA and Selina (the “Business Combination”). In connection with the proposed Business Combination, Selina intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of BOA and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of BOA as of a record date to be established for voting on the Business Combination. Stockholders of BOA and other interested persons are advised to read, when available, the preliminary proxy statement and amendments thereto, and the definitive proxy statement because these documents will contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents, once available, and BOA’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.

Contacts

Media:

ICR for Selina

Selina@icrinc.com